Exhibit 99.3

Mainz Biomed Reports First Half 2022 Financial Results

●	127% year-over-year increase in ColoAlert revenue

●	Mid-year cash balance of $26 Million

BERKELEY, US – MAINZ, Germany – September 7, 2022 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today financial results for the first half of the fiscal year ended June 30, 2022.

Key Corporate & Product Development Highlights

●	Accelerated international commercial activities for ColoAlert, the Company’s highly efficacious and easy-to-use detection test for colorectal cancer (CRC)

●	Appointed Darin Leigh, former Abbott and Luminex executive, as Chief Commercial Officer

●	Established partnership with Dante Labs to market ColoAlert in Italy and the United Arab Emirates

●	Initiated and enrolled the first patient in an international clinical study (ColoFuture) evaluating the integration of novel mRNA biomarkers into ColoAlert – potentially upgrading its technical profile to achieve “gold standard” status for CRC at-home testing

●	Received supportive feedback from the U.S. Food and Drug Administration (FDA) on ColoAlert’s pre-submission package for its U.S. pivotal clinical trial set to commence in Q4 2022

●	Achieved multiple preclinical milestones supporting the continued development of PancAlert, a potential first-in-class screening test for pancreatic cancer

●	Executed a $25.8 million (gross) public follow-on offering

●	Expanded Strategic Advisory Board of global leaders in molecular diagnostic development and commercialization

“At the outset of 2022, we established ambitious commercial and product development objectives for the year, mostly around our flagship product ColoAlert. I’m pleased to report that we achieved all of our corporate growth goals for the first half period,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “The Company is financially well positioned to maintain momentum as ColoAlert continues to gain impressive commercial traction across Europe and select international territories, and as we ramp up to launch its U.S. pivotal clinical trial by the end of the year.”

Commercial Update: ColoAlert continues to grow market presence via a unique business model

Throughout the first half of 2022, Mainz executed its differentiated commercial plan of partnering with third-party laboratories for test kit processing versus the traditional methodology of operating a single facility. Under the standard terms of all partnerships, Mainz is providing ColoAlert to the respective labs, including co-branding with key accounts, whereby each facility purchases Mainz’s customized polymerase chain reaction (PCR) assay kits on an on-demand basis and provides their respective network of physicians and patients with a comprehensive solution for advanced CRC detection.

The Company hired former Abbott and Luminex executive Darin Leigh as its Chief Commercial Officer (April) to drive growth. Mr. Leigh brings over 30 years of In Vitro Diagnostic (IVD) and life science experience to Mainz and is currently responsible for driving ColoAlert’s market expansion in Europe and international territories.

The Company is pleased to report key commercial highlights during the first half of 2022, including announcing high-profile partnerships with leading laboratories such as Labor MVZ Dr. Stein + Kollegen, commonly referred to as “Laboratory Mönchengladbach” (February), covering the North Rhine-Westphalia region (NRW) of Germany, and Dante Labs (May) for Italy and the United Arab Emirates (UAE). Laboratory Mönchengladbach is one of the largest diagnostics laboratories in Germany, servicing over 2,500 physicians, processing over five million samples annually and screening approximately 1,000 patients per week specifically for CRC. Dante Labs is a global leader in genome sequencing with a product development and commercial franchise focused on providing preventive healthcare solutions to consumers and healthcare professionals. Inherent to Dante Lab’s business model is managing state-of-the-art genomic sequencing laboratories in multiple international regions and operating a robust e-commerce platform. With the addition of Laboratory Mönchengladbach and Dante Labs, Mainz now has five core partnerships, including GANZIMMUN Diagnostics AG, one of Europe’s leading laboratories for preventive and complementary medicine which processes approximately 5,500 laboratory orders daily.

ColoAlert R&D Update: ColoFuture study evaluating acquired mRNA biomarkers

In June 2022, Mainz announced the first patient was enrolled in ColoFuture, an international multi-center clinical study assessing the potential to integrate a portfolio of novel gene expression (mRNA) biomarkers into ColoAlert. The mRNA biomarkers were acquired from the Université de Sherbrooke in January 2022 and are the result of the institution’s pioneering work in the field, where researchers tested multiple novel transcriptional biomarkers using colorectal cancer and precancerous lesion samples. The results from these studies demonstrated that the mRNA targets chosen by Mainz provided a market-leading combination of sensitivity and specificity of detection (Herring et al. 2021). The ColoFuture study is evaluating the effectiveness of these biomarkers to enhance ColoAlert’s technical profile to extend its capability to identify advanced adenomas (AA), a type of pre-cancerous polyp often attributed to CRC, while increasing ColoAlert’s rates of diagnostic sensitivity and specificity.

The ColoFuture study is enrolling over 600 patients in the age range of 40-85, and the Company is targeting reporting study results in early 2023. If successful, ColoAlert will be positioned as the most robust and accurate at-home diagnostic screening test on the market, as it will not only detect cancerous polyps with a high degree of accuracy but has the potential to prevent CRC through early detection of precancerous adenomas. Additionally, data results from ColoFuture will potentially be incorporated into ColoAlert’s pivotal U.S. clinical study.

ColoAlert’s U.S. Regulatory Approval Update: Pre-submission for pivotal trial design receives feedback from the FDA, and the medical reimbursement process launched with CMS

In March 2022, Mainz announced that it received supportive feedback from the U.S. Food & Drug Administration on its pre-submission package for ColoAlert. The Company will continue working with its clinical team to finalize the study’s protocols and prepare for the multi-center study, which is on track to commence in late 2022. As part of the Company’s activities to prepare for the initiation of the pivotal trial, Mainz also announced the formal commencement of its medical reimbursement process for ColoAlert by scheduling an initial meeting with the Centers for Medicare and Medicaid Services (CMS). CMS is a federal agency in the U.S. Department of Health and Human Services (HHS) that administers the Medicare program and works in partnership with state governments to administer Medicaid, the Children’s Health Insurance Program (CHIP), and health insurance portability standards.

PancAlert R&D Update: Novel screening test for pancreatic cancer achieved multiple preclinical milestones

In May, Mainz announced that PancAlert met multiple preclinical milestones that support the continued development of this potential first-in-class diagnostic for this deadly cancer indication. Multiple predefined milestones for the PancAlert project were accomplished, including achievement of specificity target, collection of a set of characterized clinical samples, selection of potential biomarker candidates, and the development of a prototype biomarker test. The Company is continuing PancAlert’s R&D to determine if a clinical trial is warranted.

PancAlert’s technical profile may include functioning as a stool-based test, mirroring the Company’s flagship product ColoAlert. Given the growing understanding of the role of the microbiome in pancreatic cancer, Mainz will evaluate real-time Polymerase Chain Reaction (“PCR”)-based multiplex detection of molecular-genetic biomarkers and other testing methods in stool samples and will also evaluate other collection methodologies including saliva, urine and blood.

The PancAlert project commenced in 2020 with a grant from the German Federal Ministry of Education and Research to develop a non-invasive early detection test for pancreatic cancer, a malignant neoplasm of the pancreas with one of the highest mortality rates of all major cancers. Each year, about 466,000 lives are taken globally, and it’s the seventh leading cause of cancer-related death worldwide.1 It has one of the lowest cancer survival rates, with typically late detection and poor outcomes with standard-of-care treatment(s). The 5-year overall survival rate is approximately 11% in the U.S.2 and 9% globally.3 However, if diagnosis occurs in the early stages of the disease, the survival rate is significantly higher, hence the rationale behind launching the PancAlert initiative.

Corporate Update: Successful follow-on offering, key appointments to management team & Strategic Advisory Board of global leaders in molecular diagnostic development and commercialization

In January 2022, the Company announced a $25.8 million public follow-on offering consisting of 1,725,000 of ordinary shares priced at $15.00 per share.

Throughout the first half of 2022, the Company continued to bolster its leadership team highlighted by the appointments of former Abbott Diagnostics executive Steve Quinn as Vice President of Business Development (January) and Jane Edwards (June), as Vice President of Clinical Affairs. Ms. Edwards, who brings over 20 years of senior experience developing clinical trial strategies in diagnostics and medical devices, will lead all of the Company’s clinical trials in the U.S. and Europe including ColoAlert’s forthcoming U.S. pivotal study. An integral part of Mainz’s corporate operational methodology is access to a Strategic Advisory Board (SAB). To this end, Mainz appointed two high profile additions to the SAB in the first quarter of 2022: In January, Dr. Michele Pedrocchi joined, followed by the February appointment of Dr. Rainer Metzger. Dr. Pedrocchi is the former Head of Roche Diagnostics Business Development and brings to the SAB over 25 years of international experience at Roche spanning in vitro diagnostics, digital health, and personalized medicine. Dr. Metzger is a former Danaher, Roche and QIAGE executive with over 25 years of experience within the pharmaceutical and diagnostic industries.

References

1.	Sung H, Ferlay J, Siegel RL, Laversanne M, Soerjomataram I, Jemal A, Bray F. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021 May;71(3):209-249. doi: 10.3322/caac.21660. Epub 2021 Feb 4. PMID: 33538338. The online GLOBOCAN 2020 database is accessible at http://gco.iarc.fr/, as part of IARC’s Global Cancer Observatory.

2.	National Cancer Institute, Surveillance, Epidemiology and End Results Program (SEER). Cancer Stat Facts: Pancreatic Cancer. July 2021. https://seer.cancer.gov/statfacts/html/pancreas.html

3.	Rawla P, Sunkara T, Gaduputi V. Epidemiology of Pancreatic Cancer: Global Trends, Etiology and Risk Factors. World J Oncol. 2019;10(1):10-27. doi:10.14740/wjon1166

Financial Results Overview

Mainz Biomed N.V.

Condensed Consolidated Statements of Financial Position

June 30, 2022 and December 31, 2021

(unaudited)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$26,006,609	$8,727,542
Trade and other receivables, net	332,918	111,842
Other assets	458,784	769,825
TOTAL CURRENT ASSETS	26,798,311	9,609,209

Fixed and other assets	817,041	431,586

TOTAL ASSETS	$27,615,352	$10,040,795

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and other accrued liabilities	$1,205,788	$784,786
Current maturities of long-term debt	1,108,658	278,183
Other current liabilities	159,116	288,786
TOTAL CURRENT LIABILITIES	2,473,562	1,351,755

Long term debt	894,832	1,940,119
Other liabilities	475,148	387,766
TOTAL LIABILITIES	3,843,542	3,679,640

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	23,771,810	6,361,155

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$27,615,352	$10,040,795

Mainz Biomed N.V.

Condensed Consolidated Statements of Profit and Loss and Comprehensive Loss

For the Six Months Ended June 30, 2022 and 2021

(unaudited)

	Six months ended June 30,
	2022	2021

REVENUE
ColoAlert revenue	$238,255	$104,851
Other revenue	1,550	312,460
TOTAL REVENUE	239,805	417,311
Cost of Revenue	119,005	64,772
GROSS PROFIT	120,800	352,539
OPERATING EXPENSES
Research and Development	911,716	206,146
Sales and Marketing	2,520,496	150,335
General and Administration	9,268,054	250,692
TOTAL OPERATING EXPENSES	12,700,266	607,173
OPERATING LOSS	(12,579,466)	(254,634)
Other Expenses	22,981	7,087
NET LOSS	$(12,602,447)	$(261,721)
TOTAL COMPREHENSIVE LOSS	$(12,519,804)	$(178,758)
BASIC AND DILUTE LOSS PER COMMON SHARE	$(0.91)	$(0.05)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING	13,821,914	5,607,243

About ColoAlert

ColoAlert detects colorectal cancer (CRC) via a simple-to-administer test with a sensitivity and specificity nearly as high as the invasive colonoscopy*. The test utilizes proprietary methods to analyze cell DNA for specific tumor markers combined with the fecal immunochemical test (FIT) and is designed to detect tumor DNA and CRC cases in their earliest stages. The product is CE-IVDR marked (complying with EU safety, health and environmental requirements). The product is commercially available in a selection of countries in the European Union and in the United Arab Emirates. Mainz Biomed currently distributes ColoAlert through a number of clinical affiliates. Once approved in the U.S., the Company’s commercial strategy is to establish scalable distribution through a collaborative partner program with regional and national laboratory service providers across the country.

*	Dollinger MM et al. (2018)

About Colorectal Cancer

Colorectal cancer (CRC) is the second most lethal cancer in the U.S. and Europe, but also the most preventable with early detection providing survival rates above 90%. Annual testing costs per patient are minimal, especially when compared to late-stage treatments of CRC which cost patients an average of $38,469 per year. The American Cancer Society estimated that in 2021 there were approximately 149,500 new cases of colon and rectal cancer in the U.S. with 52,980 resulting in death. Recent FDA decisions suggest that screening with stool DNA tests such as ColoAlert in the US should be conducted once every three years starting at age 45. Currently there are 112 million Americans aged 50+, a total that is expected to increase to 157 million within 10 years. Appropriately testing these US-based 50+ populations every three years as prescribed equates to a US market opportunity of approximately $3.7 Billion per year.

About Pancreatic Cancer

Each year, about 466,000 lives are taken globally, and it’s the seventh leading cause of cancer-related death worldwide.1 It has one of the lowest survival rates of any cancer, with typically late detection and poor outcomes with standard of care treatment(s). The 5-year overall survival rate is approximately 11% in the U.S.2 and 9% globally.3 However, if diagnosis occurs in the early stages of the disease, the survival rate is significantly higher, hence the rationale behind launching the PancAlert initiative

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert, an accurate, non-invasive, and easy-to-use early detection diagnostic test for colorectal cancer. ColoAlert is currently marketed across Europe and in the United Arab Emirates with the intention of beginning its pivotal FDA clinical study in 2022 for U.S. regulatory approval. Mainz Biomed’s product candidate portfolio includes PancAlert, an early-stage pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples.

For more information, please visit www.mainzbiomed.com

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Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its registration statement on Form F-1 filed on January 21, 2022. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.